Filed by Mentor Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Medicis Pharmaceutical Corporation

Commission File No.: 1-14471

FINAL TRANSCRIPT

Conference Call Transcript

MNT - Mentor Conference Call

Event Date/Time: Nov. 21. 2005 / 9:00AM ET

Event Duration: N/A

CORPORATE PARTICIPANTS

Peter Nicholson

Mentor Corporation - VP, Corporate Development

Josh Levine

Mentor Corporation - President and CEO

CONFERENCE CALL PARTICIPANTS

Alex Arrow

Lazard Freres - Analyst

Jayson Bedford

Adam Harkness - Analyst

John Calcagnini

CIBC World Markets - Analyst

Thom Gunderson

Piper Jaffray - Analyst

Amit Hazan

SunTrust Robinson Humphrey - Analyst

Joanie Jensen

McMahon Securities - Analyst

Ken Trbovich

RBC Capital Markets - Analyst

PRESENTATION

Operator

Welcome to the Mentor conference call. Hosting today’s call is Mr. Josh Levine, President and Chief Executive Officer of Mentor Corporation. (OPERATOR INSTRUCTIONS). As a reminder, this teleconference is being recorded. It is now my pleasure to turn the call over to one of our hosts for today, Mr. Peter Nicholson.

Peter Nicholson - Mentor Corporation - VP, Corporate Development

Thank you, and welcome to Mentor’s conference call. This conference call is to discuss Mentor’s proposal to combine with Medicis, announced last night. If you haven’t already received a copy of the press release, please call Vicky Johnson at 805-879-6082, and she will fax or e-mail a copy to you. The press release may also be found on our Website, www.mentorcorp.com. Also on the Website are slides to accompany this conference call.

Before we begin our call I’ve been asked to read the following Safe Harbor statement pertaining to forward-looking statements which we will be making during the course of our conference call. Today’s conference call includes statements regarding Mentor’s anticipated financial results, the proposed merger with Medicis, as well as other forward-looking statements within the meaning of the federal securities law. Forward-looking statements are also identified by words or phrases such as anticipates, scheduled, expects, intends, plans, predicts, believes, seeks, estimates, is confident, may, will, should, would, could, potential, we look forward to, in the future, represents a growth opportunity, continue, similar expressions and variances or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are based on Mentor’s current expectations, estimates, projections, beliefs and assumptions. These forward-looking statements speak only as of the date hereof and are based on the information available to Mentor at this time. Such information is subject to change, and Mentor will not necessarily inform you of such changes. Factors that affect our ability to achieve forward-looking statements, as well as other factors applicable to Mentor’s forward-looking statements and its business, are described in more detail in Mentor’s filings with the Securities and Exchange

Commission, including its annual reports on Form 10-K, subsequent quarterly reports on Form 10-Q, and recent current reports on Form 8-K. Please see our Website for important information about non-GAAP measures included in this call, as well as the potential proxy solicitation related to the proposed transaction.

Now I would like to turn the call over to Josh Levine, President and Chief Executive Officer of Mentor Corporation.

Josh Levine - Mentor Corporation - President and CEO

Thanks, Peter. Good morning, everyone, and thanks for joining us on the call. I’d like to give everyone some background context. We have been following the Medicis/Inamed situation for some time and watched Allergan announce its proposal for Inamed. We have carefully studied the situation and my team and I have spent considerable time with our company board and all of our advisors. We have concluded that a combination of Mentor and Medicis makes strategic sense and would provide substantial benefits to both companies’ shareholders.

In order to create the opportunity for Medicis to enter into a dialogue with us, we first needed to follow a specific process that is spelled out in the existing Medicis/Inamed merger agreement. I’d like to describe what happened over the weakened.

Friday night we faxed and e-mailed the proposal letter to Jonah Shacknai, Chairman and Chief Executive Officer of Medicis. I then contacted Jonah and outlined what Mentor sees as the merits of a combination of our two companies and why it makes such compelling strategic sense.

Last night, Medicis put out a statement reaffirming their commitment to the Inamed transaction. We believe that our offer for Medicis is superior to its existing agreement with Inamed and urged Jonah and the Medicis board to sit and talk with us about the true opportunity a combination of our two companies represents.

Let’s turn to strategic rationale, slide number three. A Mentor/Medicis merger is an exciting opportunity for both of our companies. By joining forces, we are combining two premier companies with leading brands in breast aesthetics, facial aesthetics, body contouring and dermatology. A combined company would enjoy a portfolio that includes many of the highest quality marketed products in this space. Furthermore, the combined company will have a robust and complementary product development pipeline focused on meeting customers’ needs and optimizing clinical outcomes.

It is clear that the strategic rationale for the Mentor/Medicis combination is compelling. As you may have heard me say before, aesthetic medicine is a dynamic marketplace which continues to undergo transformative changes. The market has expanded to include a large growing number of non-surgically-oriented procedures, primarily in the facial rejuvenation arena. At the same time, there has been an influx of new providers and distribution outlets emerging in the market, offering patients expanded access to a variety of procedures.

Mentor’s leadership in the plastic surgery market is based on the quality and breadth of its product offerings and the reputation we have established based on our dedication to customer service and value-added support programs. Similarly, Medicis’ leadership in the dermatology and cosmetic dermatology markets is based on the breadth of its product offerings and reputation for market-leading sales focus and customer service. The combined product portfolios of the two organizations establish a strong basis for sustainable competitive advantage in surgical and nonsurgical cosmetic procedures in both plastic surgery and cosmetic dermatology.

The two companies are category leaders in their respective market segments with strongly positioned brands. The resulting organization will have comprehensive distribution capabilities across a broad array of outlets, including private practice physician offices and clinics, hospitals, surgery centers, and medi-spas.

Given the complementary fit, we would expect that the existing sales organizations of each company would continue to serve their respective customers with substantial opportunities to leverage each other’s expertise for the benefit of the combined company and its customers.

We expect this transaction to be significantly accretive to cash EPS right out of the box and to accelerate growth opportunities. We believe that the combined company would have the potential for significant revenue synergies. In addition, the combined company is expected to have a strong balance sheet that will provide substantial flexibility for long-term growth.

Turning over to slide number four, I will review the offer details. We have announced that Mentor has made a stock-for-stock proposal for the combination of Medicis and Mentor in which Medicis shareholders would receive 0.62 shares of Mentor common stock per Medicis share. Based on closing prices on November 18, our $34.81 per Medicis share offer represents an aggregate transaction value of approximately $2.2 billion and offers Medicis stockholders an approximately 25% premium for their shares. The Medicis shareholders would own about 44% of the combined enterprise. We expect the merger to be immediately accretive to Mentor’s cash earnings per share following the close of the transaction, which we anticipate for the first quarter of calendar year 2006.

We believe that the combined company will be an aesthetic powerhouse, and that a stock-for-stock transaction would offer the most benefits to both sets of shareholders. We are true believers in the upside potential of this combination and want Mentor shareholders to own as much of the combined company as possible. Therefore, as I’m sure you read in our release this morning, we would be prepared to offer Medicis a significant portion of the consideration in cash if their board expressed an interest in an alternate consideration mix. Importantly, our financial advisors, Goldman Sachs and Citigroup, have told us that financing is readily available.

Our merger is subject to, among other things, the satisfactory completion of due diligence, the negotiation of a mutually-acceptable definitive merger agreement, and the approval of Mentor and Medicis shareholders.

On the regulatory front, we believe a Mentor/Medicis combination would be positioned to close on a timely basis without regulatory impediments. The combination of Mentor and Medicis is largely complementary. We intend to work closely with the FTC to provide the Agency with the information it needs in order for the transaction to obtain antitrust clearances. We are confident that a Mentor/Medicis combination will not face the same type of FTC issues as the Medicis/Inamed transaction.

By combining Mentor and Medicis, customers will have access to a full range of complementary aesthetic products and the combined company will have the platform that will support an expanded market position in the dermatology and plastic surgery markets.

Now that I’ve taken you through why we believe this combination make so much sense, let’s turn to slide five and I will detail why we believe our offer constitutes a superior proposal to the Medicis/Inamed merger.

A combination with Mentor provides Medicis with substantially the same strategic benefits as the Inamed transaction, but on more favorable economic terms. Medicis stockholders will receive an immediate and meaningful premium for their shares and the opportunity to participate in the significant upside potential of the combined company.

We believe our transaction offers greater certainty as well as speed of closure than the Inamed transaction. Together, the combined company is expected to have a stronger pro forma balance sheet. Our proposal should allow Jonah and his board to sit down and discuss with us how to best put these two companies together.

Transitioning to slide seven, as you know, Mentor is a specialty medical device company with a strong market position in both the aesthetic medicine and urologic specialties franchises. We have strong competitive positioning and market-leading customer service and support with market-driven value-added programs.

Let’s turn to slide eight. Last month we announced our strategy to increase our focus on aesthetic medicine. As a result, we also announced that we are evaluating strategic alternatives for our urology business that would both enhance shareholder value and enable the Company to focus more fully on our aesthetics business.

While we have strong businesses in our urology franchise, we believe that its value is not fully reflected in the public equities market valuation of Mentor. As a result, we retained Citigroup to help us identify and evaluate strategic alternatives for our urology franchise.

As you can see on slide nine, these are the top five cosmetic surgery procedures performed in the U.S. in 2004 according to the American Society for Aesthetic Plastic Surgery. You’ll note that we are the leader in the top two most frequently performed cosmetic surgery procedures in the U.S., lypoplasty and breast augmentation. We intend to extend our cosmetic surgery business into the rapidly-growing nonsurgical segment of facial rejuvenation.

Turning to slide 10, you can see that Mentor’s aesthetics revenues, consisting of breast reconstruction, breast augmentation, and body contouring, have grown at a compounded annual growth rate of 12% in the past decade, creating a business in excess of 250 million in fiscal 2005.

On slide 11, while the American Society for Aesthetic Plastic Surgery has estimated that cosmetic surgical procedures have grown over 100% since 1997, nonsurgical procedures have grown over 700% in that same period. We are, therefore, looking to extend our leadership in aesthetics and are confident that a combination of our complementary businesses will allow us to capitalize on the strong growth we continue to see in the cosmetic procedure market, especially in the nonsurgical segments.

Transitioning to slide 12, in the nonsurgical segments, cosmetic procedures represent a $12.5 billion market in the U.S., which is rapidly growing from 12 million procedures in 2004 to over 21 million in 2006. We believe there is a significant overlap in patients seeking facial rejuvenation and those seeking breast augmentation and body contouring procedures. With Medicis, we will be able to provide our physician customers what they demand — one-stop shopping, a more comprehensive product offering under one roof.

Slide 13 points to the top five U.S. nonsurgical cosmetic procedures performed in 2004. We believe the combination of the two companies’ product portfolios and market-leading sales organizations strongly positions us to capitalize on the demand in this rapidly growing marketplace.

Turning to slide 14, Medicis is the country’s leading independent specialty pharmaceutical company focused primarily on the treatment of dermatological conditions and facial rejuvenation. The combined company will bring together two best-in-class sales and marketing organizations. It will create a portfolio with the highest quality marketed products for our customers and the patients they serve, as well as some of the strongest brands in our industry.

As you can see on slide 15, by combining these two companies, we recognize a 112% increase, from 265 million to 560 million, in our aesthetics products portfolio. This critical mass growth will expand the selling opportunities for both sales organizations and will ultimately lead to greater shareholder value.

Turning to slide 16, the combination of Medicis and Mentor would create a leader in the rapidly expanding aesthetics market, with combined annual revenues in the 12 months ended September 30, 2005 of nearly $900 million, almost 600 million of which are from aesthetics, as well as direct selling operations in 12 countries with independent distributor relationships in over 60 countries and over 2300 employees globally. The combined company would have a scalable platform into which it could integrate other products and technologies and rapidly introduce those products to the combined customer base.

On slide 17, we expect the company — the combined company to have a strong balance sheet with over 800 million of cash that would allow us to continue to build out our aesthetics business. As I told Jonah on Friday night, Mentor is prepared to execute an appropriate confidentiality agreement and, together with our financial and legal advisers, to complete mutual due diligence as soon as practical.

We are also prepared to work diligently to negotiate and sign a definitive merger agreement with Medicis. In order to close the transaction, we would require antitrust clearance and approval of shareholders of both companies, which we anticipate would be in the first quarter of calendar 2006.

Let me reiterate the strategic rationale for what I consider to be a powerhouse combination. As I mentioned before, we expect the merger to be significantly accretive to Mentor’s cash earnings per share right out of the box. We are convinced that a Mentor/Medicis combination will create strong competitive positioning for the combined enterprise in the aesthetic industry. We intend to focus Mentor’s resources on the aesthetic market opportunity that this combination creates and, together with Medicis, we are confident that we can leverage and extend our existing leadership position in this fast-growing and profitable segment.

Now I would be happy to take questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Alex Arrow, Lazard Capital Markets.

Alex Arrow - Lazard Freres - Analyst

Given the strategic advantages that you’ve just outlined, in the event that the Medicis board continues its stance, would you be prepared to take this directly to shareholders and turn this into a hostile situation?

Josh Levine - Mentor Corporation - President and CEO

We think this is a great combination for shareholders and we also think that it’s great for management and employees. We made this proposal because given the terms of their existing merger agreement with Inamed, we actually couldn’t sit down and have this conversation with them. This was in essence the only way that Jonah — we can encourage Jonah to sit down and discuss this with us, to put our companies together. We think that the strategic rationale is compelling, we think that there are more favorable economic terms on the table, and we are confident that once the dust settles with this, we can arrive at a transaction that benefits both sets of shareholders.

Alex Arrow - Lazard Freres - Analyst

But given the public comment that Medicis has already made yesterday, it sounds like they don’t agree with you, at least not yet. So, in the event that they are not convinced — in other words, how determined are you to take this to the next step?

Josh Levine - Mentor Corporation - President and CEO

I think the most appropriate answer I can give you is we’re going to wait for the dust to settle on this. And I am not going to speculate about where we might go from there. We know what our options are.

Alex Arrow - Lazard Freres - Analyst

A follow-up. Does this have any effect on your urology division plans, given the (inaudible)

Josh Levine - Mentor Corporation - President and CEO

No, not at all. As a matter of fact, as we’ve indicated in earlier comments, we’re in the early stages of review of strategic alternatives for the urology franchise. We’ve got strong businesses in that business and we believe its value isn’t fully reflected in the public equities market value of Mentor. So, we retained Citigroup to explore those options for us and we are moving forward with that.

Operator

Jayson Bedford, Adam Harkness.

Jayson Bedford - Adam Harkness - Analyst

Just a couple of quick questions. I guess first, Josh, can you quantify the potential accretion you’re talking about?

Josh Levine - Mentor Corporation - President and CEO

Again, we think that this is immediately accretive to our cash EPS situation; I would say, generally, low double-digit kind of accretion.

Jayson Bedford And that’s low double-digit on the first year. And then, I guess, what’s that base number that we’re looking for for cash EPS within this first year?

Josh Levine - Mentor Corporation - President and CEO

At this point we’ll have to — we’ll either have to get back to you or you’re going to need to take a look at what you think that should be or what that calculates out to on your end.

Operator

John Calcagnini, CIBC World Markets.

John Calcagnini - CIBC World Markets - Analyst

One thing I have to say, Peter, is that legal disclaimer in the beginning was painful, so please refrain from that. I had trouble — I almost had to turn my phone on mute. But seriously though, a follow-up to that question. Let me be more specific, Josh, on the EPS. The current consensus for fiscal ‘06 is $1.59, and for fiscal ‘07 year it’s $1.98. What is the continuing operations EPS impact of this deal? In other words, those numbers I just quoted you, how accretive in pennies is the deal were you to go forward on the current proposed terms?

Josh Levine - Mentor Corporation - President and CEO

John, the lawyers are telling me that I’m in a place where I probably can’t comment on that. (multiple speakers) identified that this is accretive on a right-out-of-the-box basis, and —

John Calcagnini - CIBC World Markets - Analyst

Josh, if you say it’s 10% accretive on fiscal ‘07, that’s like $0.20 a share. Those numbers don’t work out to us. Those numbers are too high. So, I’m trying to — unless you know something we don’t, which I’m sure there’s lots of things you know we don’t. Do you mean to suggest it’s like $0.20 accretive?

Josh Levine - Mentor Corporation - President and CEO

Let’s leave it that it’s significantly accretive.

John Calcagnini - CIBC World Markets - Analyst

Okay, but I think those numbers are too high. My next question is — why wait until now? Was it the Allergan bid for Inamed that sort of created the opportunity?

Josh Levine - Mentor Corporation - President and CEO

As I mentioned, this transaction in our view makes great strategic sense for both companies and we’ve been studying this situation overall along with our advisers for some period of time. As events have unfolded in the course of the past week or so, it’s provided us a timing opportunity, in our minds, to move forward.

Operator

Thom Gunderson, Piper Jaffray.

Thom Gunderson - Piper Jaffray - Analyst

On a follow-up, I think, to one of the earlier questions, or maybe an elaboration — are you prepared in a worst-case scenario, if there aren’t any better strategic alternatives — sale or spin-off of the urology business — to go forward with this along with a urology business at Mentor? In other words —

Josh Levine - Mentor Corporation - President and CEO

We’ve been — we’ve been public on our view that the right thing strategically for our business is to consider the strategic alternatives for the urology business. We’re not going to do the wrong thing for our company and our shareholders as it relates to urology. And if — you know, the value of our urology business and the strength of those businesses is strong. But we’re not going to make a dumb decision about doing something with urology if it doesn’t make sense for us. So, you might interpret that — the answer to your question would be yes, we would see going forward with it.

Thom Gunderson - Piper Jaffray - Analyst

Speaking of going forward, if we look into the future and your strategic alternatives for the business, would you consider — if Allergan and Inamed get together, would you consider talking to Ibsen about acquiring Reloxin?

Josh Levine - Mentor Corporation - President and CEO

The Reloxin discussion is — we are interested in assets in general that enhance shareholder value. Getting more specific on what we might do with Reloxin at this point I probably shouldn’t speculate on.

Operator

Amit Hazan, SunTrust.

Amit Hazan - SunTrust Robinson Humphrey - Analyst

Just a couple of follow-up questions. First of all, you mentioned your willingness to perhaps pay some cash in the deal. You’re looking at a combined company with debt of 600 million. Can you give us a general idea of how much as a percentage of the deal perhaps you could pay in cash?

Josh Levine - Mentor Corporation - President and CEO

Listen, we believe in the upside potential of this combination and think that the stock is the best way to share it. However, if there were an interest on their end for more cash, we would be delighted to own more of this combined company.

Amit Hazan - SunTrust Robinson Humphrey - Analyst

Could you give us an idea again of how much that could be?

Josh Levine - Mentor Corporation - President and CEO

It could be a significant or substantial portion of the total mix.

Operator

Joanie Jensen (ph), McMahon Securities.

Joanie Jensen - McMahon Securities - Analyst

My question has been answered, thank you.

Operator

Ken Trbovich, RBC Capital Markets.

Ken Trbovich - RBC Capital Markets - Analyst

Just wanted to go back, I guess, and look at your slide 15 and slide 16 and ask for some clarification. On slide 15, you’re showing the Mentor stand-alone business is $265. And on slide 16 you’re showing the trailing 12-month revenues as $502. I guess my question here is whether or not some of the uncertainty regarding the actual disposition of the urology business would happen to also explain the lack of interest from Medicis’ board. If I look at Mentor on a stand-alone basis, it represents less than half of the combined revenues, if the slide 15 is an accurate reflection of the business absent the urology side.

Josh Levine - Mentor Corporation - President and CEO

Let me make a couple of observations. The first thing, just to set the record straight, is that the 265 difference — the between slide 16 and 15 is that, obviously, the difference in the contribution from our urology side. We’re — there’s going to be a significant amount of critical mass when you put these pieces together. And we are looking to have a chance to talk to them about this, and I think we will have that chance once the dust settles.

Ken Trbovich - RBC Capital Markets - Analyst

One quick follow-up question. Given the trouble that Medicis had in trying to get through the sort of FTC issues as a result of Juvederm, what sort of issues would you see for this proposed merger, given that you have Puragen and your own botulin toxin in development and Medicis has a number of other fillers in development as well?

Josh Levine - Mentor Corporation - President and CEO

Let me take the FTC discussion on a general basis first. Actually, we don’t anticipate any antitrust issues arising from this transaction. We intend to work closely with FTC to provide the Agency with the information that they need to obtain — so we can obtain a clearance. In the situation with regards to Puragen, from an overall standpoint, in Europe right now there’s no overlap, as Medicis doesn’t have the distribution rights to Restylane. And our product — our Puragen product has just been launched. In the U.S., obviously, you’re aware we haven’t even entered the market yet with Puragen. And when Mentor does make it to the market with that product, by that time our belief is that there will be several other competitor products in the market, including Juvederm. So, we really don’t see a lot of FTC concerns in this discussion.

Operator

(OPERATOR INSTRUCTIONS). John Calcagnini, CIBC World Markets.

John Calcagnini - CIBC World Markets - Analyst

Josh, let me ask you a question. What if you don’t get Medicis? I don’t know that there’s a high probability you get Medicis; you may, you may not. What if you don’t? This was, obviously, the medicinal dermatology business you had been suggesting you would buy. What if you don’t get it? What do you do then in terms of building a dermatology platform for Puratux (ph) and Puragen?

Josh Levine - Mentor Corporation - President and CEO

As always, I’m not going to speculate on the what-ifs and what might be kind of discussion going forward. I think we’ve been thoughtful and I think we’ve demonstrated that we’re prepared to do what’s best for our business. And we’ve got an array of options available to us.

John Calcagnini - CIBC World Markets - Analyst

I guess what I’m saying — are there other companies you’ve been talking about, talking to, that are —

Josh Levine - Mentor Corporation - President and CEO

John, I’m not going to get drawn into speculation on other acquisitions or other strategic directions we might take.

Operator

Amit Hazan, SunTrust.

Amit Hazan - SunTrust Robinson Humphrey - Analyst

First question. Can you give us more of an idea just generally where you’re seeing the synergies come from — I’m assuming the majority of them come from sales force reductions — but if you could see any other areas where you could give us a little bit more clarity on?

Josh Levine - Mentor Corporation - President and CEO

The reality is we don’t see this being a cost synergy discussion or cost synergy play. We think there are actually some real upside revenue synergies here when you combine these product lines. You bring together strong product offerings that create more critical mass in a space where there’s obvious convergence taking place. Both sales organizations in our view would continue to serve their respective customers with those products and to be able to leverage selling opportunities across both the cosmetic derm space and the plastic surgery space.

Operator

Thank you. That is all the time that we have for questions today. I would like to turn the call back over to the moderating sight for any additional closing remarks.

Josh Levine - Mentor Corporation - President and CEO

I just want to thank everybody again for making the call this morning. We look forward to talking to you in greater detail about this as we go forward.

Operator

This concludes today’s teleconference. You may now disconnect, and thank you for your participation. Have a good day.

Safe Harbor Statement

This transcript contains forward-looking statements, including statements relating to Mentor’s proposed merger with Medicis, the success of Mentor’s offer to combine Mentor and Medicis, the benefits of the combined company, Mentor’s offer constituting a superior proposal as contemplated by the Medicis / Inamed merger agreement, Mentor’s and the combined company’s products and product development pipeline, the combined company’s balance sheet, the accretive nature of the proposed merger, the combined company’s growth opportunities and revenue synergies, the status of the proposed offer price as a premium to Medicis stockholders, the timing of the closing of the proposed merger, Mentor’s anticipation of the likelihood of applicable regulatory approvals, the combined company’s competitive advantages, the benefits to Mentor and Medicis’ shareholders, the combined company’s status as a powerhouse and a leader in the aesthetic market, the introduction and acceptance of new products by the combined company, the growth of the aesthetic medicine market, the cosmetic procedure business and facial rejuvenation market, Mentor’s plans to focus on the field of aesthetic medicine and to evaluate strategic alternatives for its urology business, the combined company’s distribution capabilities and sales organization, and the composition of the combined company’s Board, management team and employees. Forward-looking statements are also identified by words or phrases such as “anticipates,” “scheduled,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “is confident,” “may,” “will,” “should,” “would,” “could,” “potential,” “we look forward to,” “in the future,” “represents a growth opportunity,” “continue,” similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are based on Mentor’s current expectations, estimates, projections, beliefs and assumptions. These forward-looking statements speak only as of the date hereof and are based upon the information available to Mentor at this time. Such information is subject to change, and Mentor will not necessarily inform you of such changes.

These statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors. Factors that could cause actual outcomes to differ include the response of Medicis to Mentor’s offer, the final per share merger consideration and form of consideration if Medicis and Mentor reach agreement, the costs of the proposed merger to the parties, the ability of the combined company to achieve certain revenue and cost expectations, the outcome of regulatory reviews and approvals by the companies’ stockholders, the reactions of the companies’ customers and employees to this announcement and any agreement between Medicis and Mentor to merge, the ability of the companies to integrate themselves in a timely and efficient manner, the ability of the combined company to introduce and obtain customer acceptance of new products, changing market conditions in the aesthetic medicine and urology fields, the results from Mentor’s further evaluation of the urology business, regulatory developments, general economic conditions and the other factors. These factors, as well as other factors applicable to Mentor’s forward-looking statements and its business, are described in more detail in Mentor’s filings with the Securities and Exchange Commission, including its Annual Reports on Form 10-K, subsequent quarterly reports on Form 10-Q, and recent Current Reports on Form 8-K.

Cash Earnings Per Share

This transcript provides non-quantitative disclosure concerning the potential impact of the proposed merger on Mentor’s “cash earnings per share” following the close of the transaction. Cash earnings per share information is a non-GAAP financial concept that excludes certain charges that would otherwise be included in GAAP earnings per share. These charges include the write-off of in process research and development, amortization of intangible assets, deferred stock-based compensation expense and restructuring charges, all of which would be associated primarily with the merger of Medicis and Mentor. Cash earnings per share is not calculated in accordance with, or an alternative to, GAAP earnings per share.

Additional Information and Where to Find It

The material discussed in this transcript is not a substitute for the prospectus/proxy statement Mentor and Medicis would file with the Securities and Exchange Commission if an agreement between Mentor and Medicis is reached. Investors are urged to read any such prospectus/proxy statement, when available, as well as all other relevant documents filed with the Securities and Exchange Commission, because they will contain important information. Such prospectus/proxy statement and other relevant documents would be, and other documents filed by Mentor and Medicis with the Securities and Exchange Commission are, available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Mentor Corporation, 201 Mentor Drive, Santa Barbara, California 93111, Attn: Investor Relations, or Medicis Pharmaceutical Corporation, 8125 North Hayden Road, Scottsdale, AZ, 85258, Attn: Investor Relations.

Participants in the Solicitation

Mentor and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mentor shareholders and Medicis stockholders with respect to the proposed transaction. Information about Mentor’s directors and executive officers is set forth in Mentor’s proxy statement for its 2005 annual meeting of shareholders, dated August 8, 2005, and Mentor’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005. Additional information about the interests of Mentor and its directors and executive officers and other potential participants will be included in the prospectus/proxy statement to be filed with the Securities and Exchange Commission if an agreement between Mentor and Medicis is reached.